September 24, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Adam Phippen, Staff Accountant Mr. Bill Thompson, Accounting Branch Chief

Re:	CrossAmerica Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 1-35711

Dear Messrs. Phippen and Thompson:

Set forth below are the responses of CrossAmerica Partners LP (“CrossAmerica” or the “Partnership”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated September 10, 2020 regarding the above-referenced filing filed by the Partnership.

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Partnership’s responses to such comments.

600 Hamilton Street, Suite 500  ●  Allentown, PA  18101  ●  P:  610.625.8000  ●  F:  484.626.0279

U.S. Securities and Exchange Commission

September 24, 2020

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Segment Results, page 52

1.

We reviewed your response to comment 1 and the related disclosure in Form 10-Q for the Quarterly Period Ended June 30, 2020. Operating income is your segment profitability measure and is disclosed pursuant to ASC 280. Non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. Please remove the reconciliation of segment operating income to consolidated Adjusted EBITDA. Refer to Question 104.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, in future filings, we will remove the reconciliation of segment operating income to consolidated Adjusted EBITDA.

Item 8. Financial Statements

Consolidated Statements of Income, page 71

2.	We reviewed your response to comment 2. Please provide summarized financial information for CST Fuel Supply in the notes to the financial statements. Refer to Rule 4-08(g) of Regulation S-X.

Response:

We have requested a waiver from the requirements of Rule 4-08(g) in a separately submitted waiver request to the staff of the Office of Chief Accountant of the Division of Corporation Finance pursuant to Rule 12b-21 under the Securities Exchange Act of 1934, as amended, and Section 2430 of the Division of Corporation Finance Financial Reporting Manual. As noted in our waiver request, we believe that a requirement to present certain summarized balance sheet and income statement information under Rule 4-08(g) would be impractical, unreasonably costly, and would not provide incrementally useful or otherwise material information.

U.S. Securities and Exchange Commission

September 24, 2020

Please direct any questions or comments you have regarding the responses to the undersigned at 610.625.8098 or jbenfield@caplp.com.

Thank you for your assistance.

Very truly yours, /s/ Jonathan E. Benfield Jonathan E. Benfield Interim Chief Financial Officer

cc:	Charles M. Nifong, Jr., President and Chief Executive Officer, CrossAmerica Partners LP
Keenan D. Lynch, General Counsel and Corporate Secretary, CrossAmerica Partners LP
Marc S. Gerber, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Andrew Clements, Partner, Grant Thornton LLP